VIEWPOINT CORPORATION

498 Seventh Avenue

New York, N.Y. 10018

November 17, 2005

CONFIDENTIAL TREATMENT REQUESTED

BY HAND

Maryse Mills-Apenteng, Esq.

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re:	Viewpoint Corporation

Registration Statement on Form S-3

File No. 333-128184

Dear Ms. Mills-Apenteng:

This letter responds to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filing provided in the letter dated September 27, 2005 (the “Comment Letter”). The following responses to the Staff’s comments were provided by Viewpoint and are keyed to the comments in the Comment Letter. For your convenience, we have set forth the text of your comments above each of our responses below.

We have filed Amendment No. 1 to the Registration Statement to reflect some of your comments and have enclosed herewith a copy of Amendment No. 1 to the Registration Statement highlighted to reflect changes to the Registration Statement as filed on September 8, 2005.

General

1.

Please be advised that all comments relating to the pending application for confidential treatment filed March 17, 2005 have been issued in a separate letter and must be resolved before you seek acceleration of the effective date of the above-cited registration statement.

R:	We filed with the SEC on November 11, 2005 an amendment to our pending application for confidential treatment filed March 17, 2005, in response to the comments in your letter dated August 5, 2005.

Ms. Maryse Mills-Apenteng, Esq.

November 17, 2005

Selling Security Holder

2.

Please identify the nature person or persons who have sole or shared voting and/or investment control of The MacManus Group, Inc. and Grace Internet Capital. See telephone interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and telephone interpretation 4S in the Regulation S-K section of the March 1999 Supplement to the telephone interpretation manual.

R:

The MacManus Group, Inc. has informed us that Maurice Levy, the Chairman and Chief Executive Officer of Publicis, has voting and investment control over the Viewpoint shares held by MacManus. Grace Internet Capital LLC has informed us that Gregory R. Grace and J. Christopher Grace have voting and investment control over the Viewpoint shares held by Grace Internet Capital LLC. We have added responsive disclosure to the prospectus in footnotes 2 and 3 under the heading “Selling Stockholders” on page 10.

3.

Disclose whether any of the selling shareholders are affiliates of a registered broker-dealer. If so, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

R:

Each selling stockholder has informed us that it is not an affiliate of a registered broker-dealer. We have added responsive disclosure to the prospectus in the last sentence under the heading “Selling Stockholders” on page 10.

Signatures

4.	Pursuant to Instruction 1 regarding signatures to Form S-3, please identify the person signing in the capacity of controller or principal accounting officer.
R:	As discussed, please note that Christopher C. Duignan is identified as the Controller and Chief Accounting Officer of Viewpoint on the signature page to Amendment No. 1 to Form S-3.

If you have any questions or comments relating to the foregoing, please do not hesitate to contact me at 212.201.0860.

Very truly yours,

/s/ Andrew J. Graf

Andrew J. Graf

Vice President and General Counsel

cc:	Patrick Vogt Viewpoint Corporation